Melding til Oslo Børs



Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions No. 82-3998

www.orkla.no
Postboks 423 Skøyen, N-0213 Oslo Telefon: +47-22 54 40 00 E-post: info@orkla.no

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Invitasjon til presentasjon av resultater for 4. kvartal 2009

Orkla offentliggjør resultater for 4. kvartal 2009, torsdag 11. februar 2010 kl. 07.00.

Presentasjon av resultatene holdes kl 08.00 i Vika Atrium Konferansesenter, Munkedamsveien 45 i Oslo. Presentasjonen samt påfølgende Q&A simultanoversettes til engelsk. Hele presentasjonen og Q&A kan sees direkte via webcast på www.orkla.no.

Orkla ASA,
Oslo, 20. januar 2010



Referanse Orkla Investor Relations:
Rune Helland
Tel: +47 22 54 44 11

Siv Merethe S. Brekke
Tel: +47 22 54 44 55

Invitation to presentation of the fourth quarter 2009 results

Orkla will report fourth quarter 2009 results on Thursday, 11 February 2010 at 7.00 a.m. CET.

A presentation of the fourth quarter results will be held at 8.00 a.m. in Oslo (Vika Atrium Conference Centre, Munkedamsveien 45). The presentation and subsequent Q&A session will be simultaneously translated to English. Both the presentation and the Q&A-session will be webcast at www.orkla.com.

Orkla ASA
Oslo, 20 January 2010


10015229

Contact Orkla Investor Relations:
Rune Helland
Tel: +47 22 54 44 11

Siv Merethe S. Brekke
Tel: +47 22 54 44 55

Press

Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions No. 82-3998



www.orkla.com
P.O. Box 423 Skøyen, NO-0213 Oslo Tel.: +47-22 54 40 00 E-mail: info@orkla.com

Ref.: SVP Communications Ole Kristian Lunde Tel.: +47-2254 4431
SVP Investor Relations Rune Helland Tel.: +47-2254 4411
VP Investor Relations Siv M. S. Brekke Tel.: +47-2254 4455

Date: 11 February 2010

Profit growth for Orkla in fourth quarter – comprehensive cost reduction measures generate positive effects

Orkla's operating profit (EBITA[1]) amounted to NOK 1,070 million in the fourth quarter of 2009, compared with NOK 998 million in the same period of 2008. Good results for Orkla Brands and reduced costs for Sapa contributed to the profit growth. The Share Portfolio performed well in the fourth quarter; the return for the year was 39 percent, which is 3 percent better than the Nordic benchmark.

Orkla's full-year operating revenues totalled NOK 56.2 billion (NOK 65.6 billion[2]). The decline can be ascribed to weak price and volume peformance in Sapa's and Elkem's markets. The Group's operating profit (EBITA) amounted to NOK 2.4 billion (NOK 4.2 billion). Orkla Brands and Jotun (Orkla owns 42.5 percent of the shares) delivered their best full-year results ever, and comprehensive cost reduction programmes lowered break-even levels for Sapa, Elkem and Borregaard.

Orkla's cash flow from operations increased from NOK 2.5 billion in 2008 to NOK 5.8 billion in 2009. At the same time, the Group's financial position was strengthened by reducing net interest-bearing liabilities by NOK 7.6 billion.

In line with Orkla's dividend strategy, the Board of Directors proposes to pay an ordinary dividend of NOK 2.25 per share for 2009, the same amount as in the two preceding years.

"2009 was a challenging year with weak markets for several of Orkla's businesses. However, comprehensive measures have proved effective, and the Group strengthened its financial position in the course of the year. The Group is well positioned for the future," affirms President and CEO Dag J. Opedal.

A number of strategic moves were also carried out in 2009. Orkla took over Alcoa's stake in Sapa Profiles, thus becoming sole owner, while Alcoa took over Orkla's stake in Elkem Aluminium. Through the acquisition of the aluminium extrusion company Indalex in the USA, Sapa considerably strengthened its position in the North American market. Elkem Solar's factory in Kristiansand and the expansion of Sapa Heat Transfer's factory in China

[1] Operating profit before amortisation, restructuring and significant impairment charges
[2] The figures in brackets are for the corresponding period of the previous year

were other important expansion projects in 2009. Furthermore, REC (Orkla's stake: 39.7 percent) is also in a ramping-up stage that will continue into 2011.

Orkla's investment in REC is reported as an associate. As long as REC's market price is lower than the carrying value of the associate in Orkla's financial statements, Orkla will apply the market price at quarter-end as the accounting value. The value will be written up or down according to the future market price until the market price is higher than the carrying value of the associate. In the fourth quarter, this approach entails an accounting charge of NOK 3.1 billion.

The sales value of Elkem's hydropower plants in Salten and Bremanger was NOK 6 billion, generating an accounting gain of over NOK 4 billion.

Orkla
Fourth Quarter 20

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Attention: Rule 12g3-2(b) Exemptions No. 82-3998


ORKLA

Contents

THE FOURTH QUARTER IN BRIEF

- Improvements in the Group's cost position contributed to profit growth in the quarter. Group EBITA[1] totalled NOK 1,070 million, up NOK 72 million on the corresponding quarter in 2008.
- Continued weak markets for Aluminium Solutions and Materials explain the decline in sales to NOK 15,040 million (NOK 16,492 million)[2].
- Comprehensive measures implemented during 2009 to cut costs and free up capital generated strong cash flow from operating activities in the quarter, amounting to NOK 2.7 billion (NOK 1.1 billion)[2]. Full-year cash flow from operating activities totalled NOK 5.8 billion (NOK 2.5 billion)[2].
- Orkla Brands achieved 9% profit growth in the quarter. Orkla Brands achieved strong full-year results, with EBITA[1] of NOK 2,793 million (NOK 2,590 million)[2].
- Orkla Aluminium Solutions reported a positive profit and positive cash flow in the fourth quarter, with EBITA[1] of NOK 117 million (NOK -102 million)[2] and cash flow from operating activities of NOK 581 million (NOK -371 million)[2]. Markets remain weak.
- Although capacity utilisation were somewhat higher, markets remaind weak for Elkem's silicon-related business (excluding Elkem Solar). Borregaard's chemical business reported satisfactory fourth-quarter results. Both prices and production volumes were slightly lower for Elkem's and Borregaard's energy operations, compared with the good fourth quarter of 2008.
- REC reported EBITDA of NOK 567 million (NOK 936 million)[2] in the fourth quarter. Jotun had a positive development in the fourth quarter, and improved results for the year in total.
- The investment in REC is accounted for according to the equity method. In future, for accounting purposes, Orkla will use the market price to value its shareholding, as long as the market price is lower than the carrying associates-related value. The value will be adjusted upwards or downwards on the basis of the market price on the balance sheet date. The market price as at 31 December 2009 was NOK 44.75, while the carrying value was NOK 56.62, resulting in an accounting charge of NOK 3,135 million in the fourth quarter.
- Stock markets showed a positive trend in the fourth quarter, and the full-year return on Orkla's Share Portfolio was 39.0%, compared with 36.1% for the Morgan Stanley Nordic Index (64.8% for the Oslo Stock Exchange Benchmark Index).
- Following the Norwegian parliament's adoption of a new reversion regime in the autumn of 2008, Elkem signed an agreement on 4 October 2009 to sell its hydropower plants at Salten and Bremanger, which operate under licence, for NOK 6 billion. Financial risk and control were transferred to the buyers as of 31 December 2009, and the transaction generated a post-tax accounting gain of NOK 4.2 billion in the fourth quarter.
- Taking into account the sale of the power assets, net interest-bearing liabilities at year-end totalled NOK 19,848 million, a reduction of NOK 7.6 billion from the start of 2009.
- The Board of Directors proposes to pay an ordinary dividend of NOK 2.25 per share for the 2009 accounting year.

[1] Operating result before amortisation, gains on sales of power plants, write-downs of inventory in Sapa Profiles in 2008, restructuring and significant write-downs.
[2] Figures in parentheses are for the corresponding period in the previous year.

KEY FIGURES FOR THE ORKLA GROUP

	1.1. – 31.12.		1.10. – 31.12.	
Amounts in NOK million	2009	2008	2009	2008
Operating revenues	56,228	65,579	15,040	16,492
Adjusted EBITA[1]	2,448	4,240	1,070	998
Profit/loss before taxes	1,071	(2,015)	610	(4,375)
Earnings per share diluted (NOK)	2.5	(2.8)	1.1	(4.1)
Cash flow from operating activities	5,802	2,543	2,687	1,070
Net interest-bearing liablities	19,848	27,424		
Equity ratio (%)	51.7	47.7		
Net gearing[2]	0.41	0.55		


OPERATING REVENUES
NOK million
20 000
16 000
12 000
8 000
4 000
0
16 332
16 851
15 904
16 492
13 448
13 652
14 098
15 040
1Q 2Q 3Q 4Q
2008
1Q 2Q 3Q 4Q
2009


EBITA[1]
NOK million
1 500
1 200
900
600
300
0
1 029
1 187
1 026
998
233
334
811
1 070
1Q 2Q 3Q 4Q
2008
1Q 2Q 3Q 4Q
2009

[1] Operating result before amortisation, gains on sales of power plants, write-downs of inventory in Sapa Profiles in 2008, restructuring and significant write-downs
[2] (Net interest-bearing liabilities)/(Equity)

THE GROUP

Orkla's fourth-quarter operating revenues totalled NOK 15,040 million (NOK 16,492 million)[2]. The decline is ascribable to continued weak markets for Orkla Aluminium Solutions and Orkla Materials. Full-year sales amounted to NOK 56,228 million (NOK 65,579 million)[2]. Currency translation effects had a negative impact of NOK 933 million on fourth-quarter operating revenues, but a positive effect of NOK 722 million for the full year.

The Group's EBITA[1] for the fourth quarter was NOK 1,070 million (NOK 998 million)[2]. For 2009 as a whole, EBITA[1] was NOK 2,448 million (NOK 4,240 million)[2]. The results were impacted by negative currency translation effects totalling NOK -64 million in the fourth quarter and NOK -102 million for the full year.

Orkla Brands continued to report good profit growth in the fourth quarter. For 2009 as a whole, Orkla Brands achieved its best EBITA[1] ever. This improvement is primarily attributable to cost-cutting programmes and the effect of earlier price increases. Successful innovations and sales campaigns helped to achieve a relative improvement in volume and market share performance towards the end of the year.

Although Orkla Aluminium Solutions' markets have been relatively stable during 2009, on an annual basis both the European and North American markets have experienced drops from 2008 (estimated at 23% and 19% respectively). As a result of comprehensive programmes to cut costs and improve capital efficiency, however, the business reported positive operating results for the second half-year at this low volume level. Sapa also achieved its target of neutral cash flow for the full year, even taking into account the acquisition of Indalex in North America. Further, in the fourth quarter, Sapa decided to close down a production line in the Netherlands, and a restructuring provision of NOK 91 million was made in the quarter for this purpose. Restructuring provisions for the full year totalled NOK 195 million, which also covers the simplification of the production structure in North America following the acquisition of Indalex.

In Orkla Materials, average capacity utilisation for Elkem's Silicon-related units (excluding Elkem Solar), increased to 67% in the quarter, but market growth remained weak. Elkem Solar followed its ramp-up plan in the fourth quarter, and aims to be operating at full capacity at the end of 2010.

The gain on the sale of Elkem's power plants at Salten and Bremanger totalled NOK 4.2 billion. The gain is presented on two lines of the income statement: NOK 3.1 billion is shown on a separate line above operating profit, while NOK 1.1 billion is reported as reversed deferred tax.

The Group's equity stakes in REC (39.7%) and Jotun (42.5%) are presented according to the equity method on the line for associates. Orkla has, however, decided to use the market price on the balance sheet date as the accounting value of the shareholding in REC as long as the market price is lower than the Group's carrying associates-related value. This value was NOK 56.62 as at 31 December 2009, while the market price was NOK 44.75 per share. Isolated this entails an accounting charge of NOK 3,135 million in the fourth quarter 2009. In future, the accounting value will be adjusted upwards and downwards on the basis of the market price and the accounting effect will be shown on the line for associates.

In 2009, the return on Orkla's Share Portfolio was 39.0%, compared with 36.1% for the Morgan Stanley Nordic Index (64.8% for the Oslo Stock Exchange Benchmark Index). At year-end, the market value of the Share Portfolio was NOK 11,037 million after net share sales totalling NOK 2,866 million during the year. In the fourth quarter alone, Gains, losses and write-downs on the Share Portfolio amounted to NOK 337 million (NOK -3,537 million)[2]. The corresponding figure for the full year was NOK 584 million (NOK -6,043 million)[2]. Accounting write-downs in compliance with IFRS totalled NOK 47 million in the quarter and NOK 1,214 million for the full year.

Dividends received by the Group totalled NOK 13 million (NOK 16 million)[2] in the fourth quarter and NOK 252 million (NOK 473 million)[2] for the full year 2009.

In the legal dispute regarding taxation of convertible debentures, Orkla and the Central Taxation Office for Large-Sized Enterprises agreed in September 2009 that the valuation of the REC share as at the conversion date in March 2006 should be reduced from NOK 81.50 per share to NOK 65 per share. Accordingly, in a new tax assessment decision for 2006, the Central Taxation Office has reduced Orkla's tax on the gain by NOK 189 million, from the original NOK 751 million. Although the amount of tax that Orkla has paid has thus been reduced to NOK 562 million, Orkla still disagrees with the basis for tax liability, and will continue to contest this in court. In January 2010, therefore, Orkla appealed against the judgment of Oslo District Court of December 2009, which found in favour of the State as represented by the Central Taxation Office.

Orkla's industrial activities are subject to ordinary company tax in the countries in which one have business. The Share Portfolio's investment activities in the EEA are largely exempt from taxation. The sale of power assets resulted in an accounting reversal of deferred tax of NOK 1.1 billion, and therefore, for accounting purposes, caused a tax income of NOK 496 million for the Group in 2009.

Orkla's diluted earnings per share were NOK 2.5 in 2009, compared with NOK -2.8 in 2008.

The Board of Directors proposes to pay out an ordinary dividend of NOK 2.25 per share for the 2009 accounting year, same as for the 2008 accounting year.

THE BUSINESS AREAS

ORKLA BRANDS

	1.1. - 31.12.		1.10. - 31.12.	
Amounts in NOK million	2009	2008	2009	2008
Operating revenues	23,046	23,398	6,324	6,741
EBITA[1]	2,793	2,590	874	804
Operating margin (%)	12.1	11.1	13.8	11.9
Cash flow from operations before net replacement expenditures	3,745	2,984	1,417	1,187
Net replacement expenditures	476	633	100	242
Expansion investments	132	214	23	90

[1] Before amortisation, restructuring and significant impairments.

- 9% profit growth in the quarter
- Enhanced profit quality

Orkla Brands achieved fourth-quarter operating revenues of NOK 6,324 million (NOK 6,741 million)[2], an underlying[3] performance on a par with 2008. Overall, volume and mix performance was slightly better than in earlier quarters, but still weak. The catering and export businesses reported the greatest declines. The overall effect of price increases was significantly lower in the fourth quarter than in earlier quarters in 2009. Cost development for raw materials varied in the different markets, but Orkla Brands as a whole experienced a slight reduction in raw material costs.

Fourth-quarter EBITA[1] was NOK 874 million (NOK 804 million)[2]. Taking into account restructuring and the negative currency effect of consolidating to NOK, the underlying[3] profit growth was around 11%. Profit growth was boosted by one-time effects related to the netting of an agreement with a key supplier. When this is taken into account, the growth rate is reduced to around 7%. The main drivers of profit growth were price increases and cost improvements throughout the value chain.

Total purchasing costs were at the same high level as in 2008 (somewhat lower for Orkla Food Ingredients and somewhat higher for the other business units). Currency effects are still negative compared with 2008, but lower than in earlier quarters of 2009.

This year's launches are generally performing well, the largest being the large Smash chocolate bar (Nidar), a new thin-crusted Grandiosa pizza (Stabburet), and a new wool collection for children (Pierre Robert). Overall market-share development shows a slight improvement on earlier quarters in 2009.

Orkla Foods Nordic

Orkla Foods Nordic posted fourth-quarter operating revenues of NOK 2,658 million (NOK 2,792 million)[2], an underlying[3] decline of 0.5%. Fourth-quarter EBITA[1] amounted to NOK 341 million (NOK 341 million)[2], representing an underlying[3] profit growth of around 4%.

For Stabburet, a good programme of launches boosted sales and improved results throughout the year. Following a weak start to the year in Sweden, primarily due to currency volatility, fourth-quarter performance was again positive. Weaker volume development in Bakers and the start-up costs of a new pasta factory in Beauvais led to a fall in profits. Despite challenging market conditions and declining sales in the Baltics, the profit level for the Baltic businesses was only marginally lower than in 2008. Overall, Orkla Foods Nordic maintained its market shares.

Orkla Brands Nordic

Orkla Brands Nordic reported fourth-quarter operating revenues of NOK 2,085 million (NOK 2,111 million)[2], representing an underlying[3] growth of around 3%. EBITA[1] for the fourth quarter was NOK 391 million (NOK 333 million)[2]. Profits were positively impacted by one-off effects related to the netting of an agreement with a major supplier. Adjusted for divested/discontinued businesses, currency translation effects and the aforementioned one-off effects, profit growth for Orkla Brands Nordic was around 4%.

Nidar, Göteborgs/Sætre, the Pierre Robert Group and Lilleborg Professional all reported profit growth. For Nidar and the Pierre Robert Group in particular, this was largely ascribable to new launches, although lower raw material costs and diminishing negative currency effects on purchasing costs also made positive contributions. Lilleborg posted lower profits in the quarter due to a decline in sales in several categories, particularly detergents.

Overall, the fourth-quarter market shares of Orkla Brands Nordic were on a par with 2008, but several categories in Norway experienced declines, particularly Lilleborg.

Orkla Brands International

Orkla Brands International reported fourth-quarter operating revenues of NOK 590 million (NOK 824 million)[2], however this represented an underlying[3] growth of over 3%. Fourth-quarter EBITA[1] amounted to NOK 57 million (NOK 53 million)[2]. Underlying[3] profit growth amounted to around NOK 16 million.

The fourth quarter was affected by the economic downturn in Russia and Austria, and higher raw material costs for the businesses in Russia and India, particularly as regards cocoa beans, sugar and dairy products. Despite tough competition, especially in the low-price segments, both SladCo and Krupskaya achieved sales growth. Price increases compensated for higher raw material costs, but led to reduced margins. MTR Foods continued to report improved sales, including good growth in spice sales in southern India (Karnataka and Andhra Pradesh). However, one-off effects from 2008 contributed positively to the underlying[3] profit improvement.

The sale of the Polish food companies Kotlin and Elbro was completed on 1 July 2009. The companies have annual sales of just over NOK 200 million.

In the third quarter, Krupskaya bought the Russian brand Pekar and associated production operations. The company holds a leading position in north-western Russia in the wafer biscuit, sponge cake, bread roll, pastry and snack segments. Sales in 2008 totalled around RUB 600 million, which is equivalent to approximately NOK 120 million. The company has 385 employees.

[3] Excluding acquisitions, divestments and currency translation effects

Orkla Food Ingredients

Orkla Food Ingredients posted fourth-quarter operating revenues of NOK 1,078 million (NOK 1,108 million)[2], representing an underlying[3] decline of 5%. The decline was a result of portfolio changes and lower prices in certain product categories. Volumes were on a par with 2008, constituting an improvement on earlier quarters. Overall, market shares increased.

Fourth-quarter EBITA[1] was NOK 85 million (NOK 77 million)[2]. This represents an underlying[3] profit growth of 18%.

Except for self-produced almond-based products (Odense), most of the Orkla Food Ingredients businesses achieved profit growth. This growth was largely driven by the companies' ability to adjust prices to take into account changes in raw material prices, as well as continuous efforts to improve cost effectiveness.

ORKLA ALUMINIUM SOLUTIONS

	1.1. - 31.12.		1.10. - 31.12.	
Amounts in NOK million	**2009**	**2008**	**2009**	**2008**
Operating revenues	**20,803**	27,809	**5,592**	6,139
EBITA[1]	**(344)**	697	**117**	(102)
Operating margin (%)	**(1.7)**	2.5	**2.1**	(1.7)
Cash flow from operations before net replacement expenditures	**1,388**	765	**662**	(50)
Net replacement expenditures	**263**	950	**81**	321
Expansion investments	**445**	547	**116**	266

[1] Before amortisation, write down of inventory in Sapa Profiles in 2008, restructuring and significant impairments

- Markets stable, but still weak in both the USA and Europe. Few signs of significant market growth in the short term.
- Market-driven decline in volumes, but significant positive effects from cost-improvement programmes generated positive operating profits in the fourth quarter.
- Strong cash flow in the quarter and for the full year.
- Sale of Industriservice AB completed on 1 December 2009.

Sapa's volumes stabilised at low levels during 2009. Both Europe and North America experienced negative market growth for the full year (estimated declines of 23% and 19% respectively). Fourth-quarter operating revenues totalled NOK 5,592 million (NOK 6,139 million)[2], while EBITA[1] amounted to NOK 117 million (NOK -102 million)[2]. For the full year, operating revenues were NOK 20,803 million, while EBITA[1] was NOK -344 million.

The latest market signals indicate that the global economy is beginning to pull out of recession, but growth forecasts are very uncertain. The European market is at a low, but stable, level, and there are signs that customers have stopped de-stocking. Order books for aluminium-intensive products in Europe continued to improve. The North American market for extruded aluminium profiles has declined for 12 quarters in a row, but preliminary figures show that this trend was broken in the fourth quarter of 2009. However, growing imports are putting pressure on margins in the North American market. Sapa's Chinese operations are experiencing strong markets and high demand, although the first quarter of 2010 is expected to be negatively impacted by the Chinese New Year celebrations.

In the fourth quarter, Sapa decided to close down a production line in the Netherlands, and a restructuring provision of NOK 91 million was made in the quarter for this purpose. Throughout 2009, and particularly in the fourth quarter, substantial cost reductions have been achieved through continuous efforts to improve productivity. In connection with the plant footprint optimisation in North America following the acquisition of Indalex, the plants in Morris, Parsons and Calgary have been closed down, as have the paint line in Vancouver and a casting process in the City of Industry. In December, a small manufacturing unit was acquired in the UK.

Sapa Profiles

Sales volume for Sapa Profiles ended at 162,000 tonnes in the quarter. Cost improvements contributed to positive fourth-quarter EBITA[1] of NOK 13 million, an improvement of NOK 81 million from the third quarter and NOK 284 million better than a particularly weak fourth quarter in 2008. Break-even levels have been reduced significantly in the course of 2009, and are underpinned by the small profit made on extremely low volumes in the last two quarters of the year. Full-year EBITA[1] amounted to NOK -574 million (NOK 109 million)[2].

Sapa Heat Transfer & Building System

Volumes for Heat Transfer totalled 37,000 tonnes in the fourth quarter. Heat Transfer and Building System had a joint EBITA[1] of NOK 104 million (NOK 169 million)[2]. Heat Transfer's order intake continued to increase during the quarter, while Building System is now being negatively impacted to a greater degree by weak markets in the construction industry. Full-year EBITA[1] totalled NOK 230 million (NOK 588 million)[2].

In the fourth quarter, Sapa divested Sapa Industriservice AB to Coor Service Management, making an accounting gain of NOK 24 million. Sapa Industriservice supplies maintenance services to Sapa and other industrial customers in Sweden. In 2008, the company had sales of around NOK 580 million, and EBITA[1] of NOK 38 million.

ORKLA MATERIALS

	1.1. - 31.12.		1.10. - 31.12.	
Amounts in NOK million	**2009**	**2008**	**2009**	**2008**
Operating revenues	**11,317**	13,725	**3,169**	3,598
EBITA[1]	**436**	1,426	**213**	413
Operating margin (%)	**3.9**	10.4	**6.7**	11.5
Cash flow from operations before net replacement expenditures	**2,044**	1,223	**860**	663
Net replacement expenditures	**329**	649	**133**	196
Expansion investments	**1,188**	3,381	**162**	734

[1] Operating result before amortisation, gains on sales of power plants, restructuring and significant write downs

- Market conditions for the silicon-related businesses remained challenging during the fourth quarter, and capacity utilisation averaged 67%, excluding Elkem Solar.
- Elkem Solar completed the repairs necessitated by the fire damage sustained in July, and continued the ramp-up of the plant. Elkem Solar had a negative impact on the accounts of NOK 181 million in the fourth quarter.
- Marked improvement in Borregaard's chemical operations, where reduced costs and currency hedging compensated for a stronger NOK.
- Satisfactory result for the energy operations, but a drop in results compared to last year, due to lower prices and particularly high production during the fourth quarter of 2008.

In the fourth quarter, Orkla Materials generated operating revenues of NOK 3,169 million (NOK 3,598 million)[2], and EBITA[1] of NOK 213 million (NOK 413 million)[2]. Operating revenues for the full year were NOK 11,317 million (NOK 13,725 million)[2], and EBITA[1] was NOK 436 million (NOK 1,426 million)[2].

Elkem

Elkem's operating revenues in the fourth quarter were NOK 2,187 million (NOK 2,497 million)[2]. EBITA[1] amounted to NOK 127 million in the fourth quarter, compared to NOK 334 million for the same period in 2008. For the year as a whole, very weak markets meant that operating revenues and EBITA[1] respectively amounted to NOK 7,433 million (NOK 9,061 million)[2] and NOK 97 million (NOK 995 million)[2]. Elkem Solar recorded costs of NOK 181 million in the fourth quarter. Some of Elkem Solar's capital assets have been reclassified and given higher depreciation rates, and the annual depreciation is estimated to be just over NOK 300 million. The adjustment for 2009 has been included in the fourth quarter, and depreciation thus totalled NOK 98 million in the quarter. At the same time, NOK 50 million has been recorded as income as an advance on insurance settlements. The other silicon-related units, excluding Elkem Solar, continued to experience weak markets, leading to a positive result of NOK 90 million for the period, compared to a positive result of NOK 182 million for the corresponding period last year.

Elkem Energy's production operations delivered a satisfactory result, albeit weaker than for the same period last year, as a result of lower production and weaker prices. Production during the corresponding period last year was particularly high due to price expectations. Fourth-quarter production totalled 934 GWh, compared to 1,043 GWh in the corresponding period last year. The average Nordpool system prices were 30.7 øre/KWh in the fourth quarter, compared to 45.1 øre/KWh in the corresponding period last year. EBITA[1] for Elkem Energi amounted to NOK 218 million (NOK 290 million)[2] for the quarter. For the full year, EBITA[1] amounted to NOK 678 million (NOK 631 million)[2], including an accounting contribution to profit from the merger of Elkem Fornybar Energi and Norsk Grønnkraft AS in the first quarter of 2009. The reservoir level at the remaining hydropower plant at Sauda was significantly lower than normal at the end of year.

Profit for the silicon-related units was weaker than in the same quarter last year, but better than in the previous quarter. EBITA[1] in the quarter was NOK -91 million (NOK 44 million)[2]. Market conditions for the silicon-related businesses remained challenging in the fourth quarter, despite increased demand compared to the previous quarter. Production is continuously adapted to market developments and, at the end of the fourth quarter, the silicon-related businesses (excluding Elkem Solar), were operating, in total, at 80% of capacity. Repairs necessitated by fire damage to one of Elkem Solar's processing plants and hot testing were completed in the middle of the fourth quarter. The factory's operational routines ensure a constant flow between the process stages, and volume is being increased in controlled amounts to maintain a stable process throughout the ramp-up.

Borregaard

In the fourth quarter of 2009, Borregaard's operating revenues were NOK 984 million (NOK 1,104 million)[2], an underlying[3] increase of 3% on the same quarter last year. EBITA[1] amounted to NOK 86 million (NOK 79 million)[2]. For the full year, operating revenues were NOK 3,893 million (NOK 4,673 million)[2], an underlying[3] decline of 1% from last year. EBITA[1] amounted to NOK 339 million (NOK 431 million)[2].

As regards the Chemicals business, both the speciality cellulose business and the lignin business contributed to profit growth compared to the same quarter last year. EBITA[1] was NOK 46 million (NOK 4 million)[2]. The energy business showed a weaker result.

In the case of speciality cellulose, a somewhat lower volume was offset by reduced costs and positive currency translation effects. The lignin business experienced a small drop in volume compared to the same quarter in 2008, particularly as regards products for the construction industry and other industrial applications. This was counteracted by lower costs, somewhat higher prices and improved logistics solutions. The pharma business experienced profit growth as a result of higher sales and an improved product mix, while the Ingredients business was somewhat weaker overall, despite a positive trend in the market for aroma products.

The weaker quarterly result for the Energy area is principally due to lower market prices and a lower sales volume resulting from lower production by the run-of-river power stations.

ORKLA ASSOCIATES

	1.1. – 31.12.		1.10. – 31.12.	
Amounts in NOK million	**2009**	**2008**	**2009**	**2008**
Profit/loss, gains and write-downs from associates	**(3,919)**	2,189[1]	**(3,516)**	284
Of which Renewable Energy Corporation (REC):				
Share of profit/loss REC	***(931)***	*1,217*	***(415)***	*441*
Write-down REC	***(3,135)***	*0*	***(3,135)***	*0*

[1] Of which NOK 830 million were a profit from the sale of a 40 % share in Hjemmet Mortensen

Orkla Associates consists primarily of the investments in Renewable Energy Corporation ASA (REC) (39.7% stake), and Jotun AS (42.5% stake). In Orkla's accounts, REC and Jotun are presented in accordance with the equity method, and Orkla's share of the post-

tax result is shown on the line for profit/loss from associates. The figures below are on a 100% basis.

REC reported fourth-quarter revenues of NOK 2,676 million, an increase of 12% from last year, while EBITDA for the fourth quarter amounted to NOK 567 million (NOK 936 million)[2]. Profit/loss before tax for the fourth quarter was NOK -1,218 million (NOK 1,581 million)[2], where increased financial costs had a negative impact. The decline in results was mainly driven by lower sales prices, impairments, and also start-up costs related to ramp-up of new plants. For the fourth quarter impairments were NOK 1,485 million. For 2009 REC reported operating revenues and EBITDA of NOK 9,156 million (NOK 8,191 million)[2] and NOK 1,741 million (NOK 3,279 million)[2] respectively.

Jotun had a positive development in the fourth quarter, and improved results for the year in total. Large parts of the Asian market and important markets in the Middle East showec continued positive development, while trends were weaker in Europe. Currency translation effects made a positive contribution to Jotun's results during much of the first half of the year, but a stronger NOK had negative effects towards the end of 2009, compared to the previous year.

Dividends received totalled NOK 13 million (NOK 16 million)[2] and NOK 251 million (NOK 471 million)[2] for the quarter and the year, respectively.

Due to the altered market conditions, **Orkla Finans** has carried out significant restructuring in 2009. One-off costs related to this have been recognised for both the fourth quarter and the full year. EBITA[1] for the quarter amounted to NOK -10 million (NOK -28 million)[2], while EBITA[1] for 2009 was NOK -45 million (NOK -66 million)[2]. Underlying operational performance in the fourth quarter was positive.

Orkla Eiendom's EBITA[1] for the quarter amounted to NOK 38 million (NOK 3 million)[2]. The EBITA[1] for the year was NOK -15 million (NOK 13 million)[2].

As of the third quarter of 2009, **Elkem Energi Handel** is reported under Orkla Financial Investments. At the same time, the results are restated, so that the figures for previous quarters in 2008 and 2009 is also adjusted to reflect the change. Elkem Energy Handel had EBITA[1] for the quarter of NOK -14 million (NOK 30 million)[2]. For 2009 as a whole, EBITA[1] amounted to NOK 42 million (NOK -53 million)[2].

ORKLA FINANCIAL INVESTMENTS

	1.1. – 31.12.		1.10. – 31.12.	
Amounts in NOK million	**2009**	**2008**	**2009**	**2008**
EBITA[1]	**(85)**	(151)	**(15)**	3
Dividens	**251**	471	**13**	16
Gains, losses and write-downs				
in the Share Portfolio	**584**	(6,043)	**337**	(3,537)
Other financial items	**11**	367	**(16)**	(19)
Profit/loss before taxes	**761**	(5,356)	**319**	(3,537)
Market value of the Share Portfolio	**11,037**	11,426		
Return on the Share Portfolio (%)	**39.0**	(45.3)		
Unrealised gains on the Share Portfolio	**3,522**	847		

[1] Before amortisation, restructuring and significant impairments

Pre-tax profit for Orkla Financial Investments was NOK 319 million (NOK -3,537)[2] in the fourth quarter. For the full year, pre-tax profit was NOK 761 million (NOK -5,356 million)[2].

In 2009, the **Share Portfolio** showed a return of 39.0%, compared to the Morgan Stanley Nordic Index return of 36.1% (Oslo Stock Exchange Benchmark Index 64.8%).

The market value of the Share Portfolio was NOK 11,037 million following net share sales totalling NOK 2,866 million at the end of 2009. Unrealised gains amounted to NOK 3,522 million. Net share sales during the quarter amounted to NOK 250 million.

During the quarter, Gains and losses/write-downs relating to the Share Portfolio totalled NOK 337 million (NOK -3,537 million)[2]. The corresponding figure for the full year was NOK 584 million (NOK -6,043 million)[2]. Accounting write-downs amounted to NOK 47 million for the quarter and NOK 1,214 million for 2009.

STRUCTURAL CHANGES

The Group has implemented a number of structural changes that have taken effect in 2009. Overall, this has helped to strengthen both business areas and, not least, the financial position of the Group.

The swap agreement between Orkla and Alcoa, under which Orkla took over Alcoa's 45.45% stake in Sapa Profiles in return for its 50% stake in Elkem Aluminium, was concluded on 31 March 2009. Low book values in Elkem Aluminium helped to ensure that the transaction resulted in a profit contribution of NOK 993 million in Orkla's financial statements for 2009, presented on the line for discontinued operations.

Orkla Aluminium Solutions's purchase of the American company Indalex was completed on 31 July 2009, for an underlying Enterprise Value of approximately USD 95 million. In 2008, Indalex had operating revenues of over USD 900 million, and approximately 1,400 employees. Sapa took over Indalex's 11 active production facilities in the USA and Canada, which included 29 presses and a total annual capacity of around 315,000 tonnes. The business was included in the figures as of August 2009. The post-acquisition plant footprint optimisation in North America has involved the closure of the factories in Morris, Parsons and Calgary, as well as the paint line in Vancouver and a casting process in City of Industry.

Following the Norwegian Parliament's adoption of a new concession act in the autumn of 2008, an agreement was concluded in October 2009 for the sale of Elkem's hydropower plants at Salten and Bremanger. The divested operations have a total annual power production of 1.7 TWh, of which Elkem owned 1.5 TWh. The purchase price was NOK 6,009 million in total, of which NOK 4,300 million related to Salten and NOK 1,709 million related to Bremanger,

and the transaction produced an accounting gain of NOK 4.2 billion in 2009. Elkem's power operations at Sauda and Borregaard's power plant in Sarpsborg have been retained, and Orkla's hydropower operations after this comprise a production of approximately 2.5 TWh.

On 29 June 2009, Orkla subscribed for a total of 67,732,757 shares in REC through a rights issue, at a subscription price per share of NOK 26.5. Following the issue, Orkla owns 264,157,757 shares in REC, thus maintaining its stake of 39.7%.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operations was strong in the fourth quarter, totalling NOK 2,687 million, compared to NOK 1,070 million in the same quarter last year. For the year as a whole, the cash flow from operations amounted to NOK 5,802 million, an improvement of NOK 3,259 million on 2008. The improvement in cash flow is due to the fact that a reduction in working capital and strict prioritisation of reinvestment funds more than countered a weaker operating result.

Expansion investments amounted to NOK 1,765 million in 2009. These investments are primarily related to the completion of Elkem Solar and the power plants at Sauda during the first half of the year, in addition to the expansion of Sapa Heat Transfer's factory in China.

Acquired companies amounted to NOK 3,282 million (NOK 1,059 million)[2] in 2009. The most important matters were the purchase of Indalex and participation in the REC issue.

Sold companies amounted to NOK 5,914 million, which relates primarily to the sale of some of the Group's hydropower assets. The sales proceeds are presented, as at 31 December 2009, as an interest-bearing claim of the Group, and thus entail a reduction in net interest-bearing liabilities at the turn of the year. Payment of NOK 4,300 million for the plant at Salten was received on 4 January 2010, and payment for Bremanger is expected to be received during the first half of 2010.

During the quarter, net portfolio investment sales amounted to NOK 250 million (NOK 2,866 million for the full year). In 2008, the corresponding figures were net purchases of, respectively, NOK -262 million and NOK -1,829 million.

After expansion and net portfolio investments, the Group had a net cash flow of NOK 8,187 million in the fourth quarter (NOK -647 million)[2], while the cash flow for the year was NOK 5,640 million (NOK -9,571 million)[2]. After positive currency translation effects of NOK 1,936 million, net interest-bearing liabilities totalled NOK 19,848 million at the end of the year, a reduction of NOK 7,576 million from the beginning of the year.

In the fourth quarter, the Group's interest-bearing liabilities bore an average interest rate of 2.7%, and the majority of the liabilities were subject to floating interest terms. For the year as a whole, the average interest rate was 3.5% on average interest-bearing liabilities of NOK 27,431 million. The interest-bearing liabilities are primarily distributed among the following currencies: NOK, SEK, EUR, DKK and USD.

During the course of 2009, the Group's balance sheet was reduced by approximately NOK 10.2 billion, to NOK 94.7 billion. This is primarily due to the sale of Elkem Aluminium, a change in the value of REC, and a reduction in working capital and negative translation differences.

At the end of 2009, the equity ratio was 51.7%, compared to 47.7% at the end of 2008, while net gearing[1] was 0.41 (0.55)[2].

GENERAL MEETING

The Annual General Meeting will be held at 3 p.m. on 22 April 2010, at Folketeateret in Oslo. The registration deadline is 3 p.m. on 19 April 2010. The Orkla share will be listed ex-dividend on 23 April 2010, and dividends will be paid on 4 May in accordance with the resolution of the general meeting. The 2009 annual report will be published on 25 March 2010.

OTHER MATTERS

The introduction of a new section 5-11(a) in the Public Limited Liability Companies Act makes it possible to stipulate in the Articles of Association that documents that are to be considered at a general meeting may be published on the company's website instead of being enclosed with the notice of the meeting. This also applies to documents which by law must be attached to the notice of the general meeting. Individual shareholders are nonetheless entitled to have the documents sent to them free of charge, upon application to the company. Amending the Articles of Association means potentially a substantial environmental gain for Orkla ASA. The Articles of Association were amended accordingly to this at an extraordinary general meeting of Orkla ASA on 10 December 2009, so that the possibility of a simplified notification process could become effective in time for the Annual General Meeting in 2010. The Board of Directors resolved to introduce this change at a board meeting on 10 February 2010.

OUTLOOK

At the start of 2010, there are again indications of positive economic growth in the OECD area. However, the strength of the growth is fluctuating, and there is great uncertainty attached to the further economic trend in 2010. Orkla is generally well-positioned for a cyclical upturn, but is also prepared to deal with both new setbacks and a prolonged downturn.

In general, the uncertainty in the markets in which Orkla operates remains so great that it is difficult to prepare good forecasts. All of the companies are therefore maintaining a high level of preparedness, to be able to adapt their activities to the current market trend throughout 2010.

[1] (Net interest bearing liabilities)/(Equity)

Orkla Brands expects a relatively stable trend in the Nordic grocery market. No major changes are expected as regards structure or the competitive situation. The pricing situation relating to raw materials is complicated, and is expected to be relatively neutral outside Norway. In Norway, the prices of most agricultural products will increase further. Outside the Nordic region, particularly in Russia, the markets are somewhat more demanding at the start of 2010.

In 2009, Orkla Aluminium Solutions reduced its break-even levels significantly through extensive structural and improvement measures. The profit trend was positive during the second half of 2009. Sapa Profiles operates on the basis of very short order cycles, and the uncertainty linked to the market trend is therefore great. Moreover, Sapa Profiles serves many market segments, which may experience slightly different trends. Overall, however, the market is expected to continue to stabilise, and there is a possibility of modest growth during the course of the year. Building System has experienced a weaker stream of orders in 2009, and will carry a negative trend into 2010. In addition, cold weather at the start of 2010 will affect the first quarter negatively. A strong car market in China is contributing to high demand for Heat Transfer at the start of 2010.

As regards Orkla Materials, Elkem expects somewhat improved capacity utilisation by the Silicon-related businesses. Prices may strengthen somewhat, but markets are generally expected to remain weak in 2010. As regards Borregaard's chemicals business, demand is also weak, but the market is more balanced. A strong NOK against the USD and the EUR will have negative effects on Orkla Materials. Following the sale of Elkem's power plants at Salten and Bremanger, the Group's hydropower assets consist of Borregaard's energy operations and Elkem's operations at Sauda. At the start of 2010, the reservoir level at Sauda was lower than normal for the time of year. As from the first quarter of 2010, the power operations of Elkem and Borregaard will be reported together under "Orkla Materials Energy". Orkla Materials will then consist of the three segments Elkem Silicon-related, Borregaard Chemicals and Orkla Materials Energy.

The market for solar power is expected to grow significantly over time. In the short-term, however, the market will be highly volatile and characterized by imbalance between supply and demand throughout the value chain. For both REC and Elkem Solar, the most important thing in 2010 will be completing expansion projects, and establishing and securing long-term competitiveness.

Orkla's average interest rate in 2009 was 3.5%. The Group's liabilities are spread across currencies in accordance with its net investments in countries outside Norway, and liabilities measured in NOK will therefore fluctuate in step with exchange rate movements.

Oslo, 10 February 2010
The Board of Directors of Orkla ASA

THE GROUP'S CONDENSED INCOME STATEMENT

Amounts in NOK million	Note	1.1. - 31.12. 2009	1.1. - 31.12. 2008	1.10. - 31.12. 2009	1.10. - 31.12. 2008
Operating revenues	2	**56,228**	65,579	**15,040**	16,492
Operating expenditures		**(51,303)**	(59,336)	**(13,314)**	(14,929)
Depreciation and impairment charges on tangible assets		**(2,477)**	(2,003)	**(656)**	(565)
Amortisation of intangible assets		**(213)**	(228)	**(60)**	(70)
Gains on sales of power plants (write-downs of inventory in Sapa Profiles 2008)	8	**3,066**	(372)	**3,066**	(372)
Restructuring and significant impairments		**(195)**	(1,282)	**(91)**	(1,248)
Operating profit		**5,106**	2,358	**3,985**	(692)
Profit/loss, gains and write-downs associates	7	**(3,919)**	2,189	**(3,516)**	284
Received dividends		**252**	473	**13**	16
Gains, losses and write-downs in the Share Portfolio		**584**	(6,043)	**337**	(3,537)
Financial items, net		**(952)**	(992)	**(209)**	(446)
Profit/loss before taxes		**1,071**	(2,015)	**610**	(4,375)
Tax expenses	8	**496**	(895)	**588**	57
Profit/loss for the period for continued operations		**1,567**	(2,910)	**1,198**	(4,318)
Gains/profit discontinued operations	8	**993**	(55)	**0**	(101)
Profit/loss for the period		**2,560**	(2,965)	**1,198**	(4,419)
Minority interest's share of the profit/loss for the period		**(31)**	(137)	**28**	(268)
Majority interest's share of the profit/loss for the period		**2,591**	(2,828)	**1,170**	(4,151)
Profit/loss before taxes, the Industry division		**310**	3,341	**291**	(838)
Profit/loss before taxes, Orkla Financial Investments		**761**	(5,356)	**319**	(3,537)

EARNINGS PER SHARE

Amounts in NOK million	1.1. - 31.12. 2009	1.1. - 31.12. 2008	1.10. - 31.12. 2009	1.10. - 31.12. 2008
Earnings per share	**2.5**	(2.8)	**1.2**	(4.1)
Earnings per share (diluted)	**2.5**	(2.8)	**1.1**	(4.1)

THE GROUP'S CONDENSED COMPREHENSIVE INCOME

Amounts in NOK million	Note	1.1. - 31.12. 2009	1.1. - 31.12. 2008	1.10. - 31.12. 2009	1.10. - 31.12. 2008
Profit/loss for the period		**2,560**	(2,965)	**1,198**	(4,419)
Change in unrealised gains on shares		**2,511**	(2,334)	**557**	726
Change in hedging reserve		**591**	68	**125**	173
Translation effects		**(2,398)**	2,788	**(597)**	2,446
The Group's comprehensive income	3	**3,264**	(2,443)	**1,283**	(1,074)

THE GROUP'S CONDENSED BALANCE SHEET

Amounts in NOK million	31.12. 2009	31.12. 2008
Intangible assets	14,731	17,301
Property, plant and equipment	24,694	26,368
Financial assets	15,922	18,331
Non-current assets	55,347	62,000
Assets in discontinued operations	-	3,148
Inventories	7,531	9,564
Receivables	16,568	14,331
Share Portfolio, etc.	11,087	11,445
Cash and cash equivalents	4,153	4,438
Current assets	39,339	39,778
Total assets	94,686	104,926
Paid in equity	1,995	1,993
Earned equity	46,560	45,390
Minority interests	370	2,686
Equity	48,925	50,069
Provisions	4,339	5,233
Non-current interest-bearing liabilities	29,042	29,598
Current interest-bearing liabilities	1,746	3,654
Liabilities in discontinued operations	-	665
Other current liabilities	10,634	15,707
Equity and liabilities	94,686	104,926
Equity ratio (%)	51.7	47.7

CHANGES IN EQUITY (excluding minority interests)

Amounts in NOK million	1.1. - 31.12. 2009	1.1. - 31.12. 2008
Equity 1 January	47,383	52,663
The Group's comprehensive income	3,264	(2,443)
Deducted minority interests	31	137
Dividends	(2,288)	(2,282)
Buybacks of Orkla shares	94	(561)
Option costs	71	21
Adjustment of minority interests in Sapa Profiles	-	(152)
Equity at the close of the period	48,555	47,383

THE GROUP'S CONDENSED CASH FLOW

	1.1. - 31.12.		1.10. - 31.12.	
Amounts in NOK million	**2009**	**2008**	**2009**	**2008**
Cash flow in the Industry division:				
Operating profit	**5,191**	2,509	**4,000**	(695)
Amortisation, depreciation and impairment charges	**2,653**	3,026	**720**	1,432
Gains on sales of power plants presented as "sale of companies"	**(3,066)**	-	**(3,066)**	-
Changes in net working capital, etc.	**2,197**	(721)	**1,376**	1,105
Cash flow from operations before net replacement expenditures	**6,975**	4,814	**3,030**	1,842
Net replacement expenditures	**(1,173)**	(2,271)	**(343)**	(772)
Cash flow from operations	**5,802**	2,543	**2,687**	1,070
Financial items, net	**(1,261)**	(1,611)	**(239)**	(644)
Cash flow from Industry division	**4,541**	932	**2,448**	426
Cash flow from Orkla Financial Investments	**1,003**	(697)	**(72)**	(995)
Taxes paid	**(1,402)**	(1,327)	**284**	(54)
Other payments	**25**	143	**3**	114
Cash flow before capital transactions	**4,167**	(949)	**2,663**	(509)
Paid dividends	**(2,354)**	(2,348)	**(26)**	(17)
Net purchase of Orkla shares	**94**	(561)	**91**	92
Cash flow before expansion	**1,907**	(3,858)	**2,728**	(434)
Expansion investment in Industry division	**(1,765)**	(4,142)	**(301)**	(1,091)
Sale of companies/shares of companies	**5,914**	1,317	**5,837**	1,149
Purchase of companies/share of companies	**(3,282)**	(1,059)	**(327)**	(9)
Net purchase/sale of portfolio investments	**2,866**	(1,829)	**250**	(262)
Net cash flow	**5,640**	(9,571)	**8,187**	(647)
Currency effects of net interest-bearing liabilities	**1,936**	(1,675)	**191**	(1,414)
Change in net interest-bearing liabilities	**(7,576)**	11,246	**(8,378)**	2,061
Net interest-bearing liabilities	**19,848**	27,424		

NOTES

NOTE 1 General information

Orkla ASA's condensed consolidated financial statements for the fourth quarter of 2009 were approved at a meeting of the Board of Directors on 10 February 2010. The accounting figures are unaudited. Orkla ASA is a public limited company and its office is located at Skøyen, Oslo (Norway).

Orkla shares are traded on the Oslo Stock Exchange. The interim report has been prepared and presented in conformity with IAS 34 Interim Financial Reporting, and the same accounting principles and methods of calculation have been applied as in last year's financial statements.

NOTE 2 Segments

Segments have been reported in accordance with IFRS 8. The segment breakdown has not been changed as a result of the transition from IAS 14 to IFRS 8, and further segment information on cash flows has been incorporated in the table for each business area in the quarterly report. As from the third quarter of 2009, Elkem Energy Trading is reported under Orkla Financial Investments. The figures for previous quarters in 2008 and 2009 have been restated.

OPERATING REVENUES

	1.1. - 31.12.		1.10. - 31.12.	
Amounts in NOK million	2009	2008	2009	2008
Orkla Group	**56,228**	65,579	**15,040**	16,492
Orkla Brands	**23,046**	23,398	**6,324**	6,741
Orkla Foods Nordic	**9,754**	9,913	**2,658**	2,792
Orkla Brands Nordic	**7,722**	7,719	**2,085**	2,111
Orkla Brands International	**1,939**	2,440	**590**	824
Orkla Food Ingredients	**3,966**	3,670	**1,078**	1,108
Eliminations Orkla Brands	**(335)**	(344)	**(87)**	(94)
Orkla Aluminium Solutions	**20,803**	27,809	**5,592**	6,139
Sapa Profiles	**15,621**	21,904	**4,189**	4,774
Sapa Heat Transfer & Building System	**5,856**	6,909	**1,501**	1,601
Eliminations Orkla Aluminium Solutions	**(674)**	(1,004)	**(98)**	(236)
Orkla Materials	**11,317**	13,725	**3,169**	3,598
Elkem	**7,433**	9,061	**2,187**	2,497
Elkem Energy	***1,115***	*1,064*	***340***	*408*
Elkem Silicon-related	***6,332***	*8,025*	***1,848***	*2,103*
Eliminations Elkem	***(14)***	*(28)*	***(1)***	*(14)*
Borregaard	**3,893**	4,673	**984**	1,104
Borregaard Energy	***238***	*240*	***65***	*71*
Borregaard Chemicals	***3,815***	*4,632*	***960***	*1,090*
Eliminations Borregaard	***(160)***	*(199)*	***(41)***	*(57)*
Eliminations Orkla Materials	**(9)**	(9)	**(2)**	(3)
Orkla Financial Investments	**2,977**	2,712	**770**	672
Orkla HQ/Other Business/Eliminations	**(1,915)**	(2,065)	**(815)**	(658)

OPERATING PROFIT - EBITA

	1.1. - 31.12.		1.10. - 31.12.	
Amounts in NOK million	2009	2008	2009	2008
Orkla Group	**2,448**	4,240	**1,070**	998
Orkla Brands	**2,793**	2,590	**874**	804
Orkla Foods Nordic	**1,088**	1,050	**341**	341
Orkla Brands Nordic	**1,380**	1,324	**391**	333
Orkla Brands International	**89**	5	**57**	53
Orkla Food Ingredients	**236**	211	**85**	77
Orkla Aluminium Solutions	**(344)**	697	**117**	(102)
Sapa Profiles	**(574)**	109	**13**	(271)
Sapa Heat Transfer & Building System	**230**	588	**104**	169
Orkla Materials	**436**	1,426	**213**	413
Elkem	**97**	995	**127**	334
Elkem Energy	***678***	*631*	***218***	*290*
Elkem Silicon-related	***(581)***	*364*	***(91)***	*44*
Borregaard	**339**	431	**86**	79
Borregaard Energy	***123***	*198*	***40***	*75*
Borregaard Chemicals	***216***	*233*	***46***	*4*
Orkla Financial Investments	**(85)**	(151)	**(15)**	3
Orkla HQ/Other Business	**(352)**	(322)	**(119)**	(120)

Operating result before amortisation, gains on sales of power plants, write downs of inventory in Sapa Profiles in 2008, restructuring and significant write downs

NOTE 3 THE GROUP'S CONDENSED COMPREHENSIVE INCOME

The table showing Orkla ASA's condensed comprehensive income is new, in accordance with IAS 1(R). The amounts are presented net after tax and must be seen in conjunction with the figures reported in the ordinary presentation of results.

NOTE 4 ACQUISITION OF COMPANIES/AGREEMENT TO PURCHASE ASSETS/ SHARE ISSUE IN REC AND SPDE

On 16 June Sapa entered into an agreement with the US-based aluminium extrusions company Indalex regarding the possible acquisition of virtually all the company's assets in the USA and Canada. The agreement was completed on 31 July 2009. As a result of a decision by the competition authorities, is the plant in Catawba sold.
Under the agreement, Sapa took over Indalex's 11 active production plants in the USA (6) and Canada (5), with 29 presses and a total capacity of about 315,000 tonnes per year. Indalex's sales in 2008 totalled about 200,000 tonnes, which represent operating revenues of over USD 900 million. Indalex has around 1,400 employees.
The transferring enterprise was acquired from an estate in bankruptcy and has not previously existed as an independent legal entity. There are therefore no historical performance figures for the acquired enterprise. Sapa is taking over 100% of the enterprise.
The acquisition comprises current and non current assets and some liabilities. No goodwill is expected in connection with the purchase and the acquisition price amounts to NOK 707 million. The purchase price allocation is not yet finalised. In addition a provision of NOK 94 million has been expensed for restructuring the new enterprise.

On 29 June, Orkla ASA subscribed for 27,755,068 shares at a subscription price of NOK 26.50 in REC's rights issue. Elkem AS, which is wholly-owned by Orkla ASA, has correspondingly subscribed for 39,977,689 shares at a subscription price of NOK 26.50 in REC's rights issue. This means that Orkla ASA and Elkem AS have subscribed for all their allocated subscription rights. Upon completion of the rights issue, Orkla ASA will own 108,244,768 shares and Elkem AS 155,912,989 shares in the company, and will thereby maintain their aggregate equity interest in REC of approximately 39.7%. The subscription is subject to certain conditions as described in the prospectus. The total increase in carrying value related to the share issue is NOK 1,741 million.

Orkla ASA has also subscribed for 242,218,858 SPDE shares at NOK 1 per share, with settlement on 17 July. Following the share issue, Orkla now holds a total of 268,618,858 shares, and as a result of an repair issue its equity interest has been reduced from 32.99% to 32.4%. The total subscription amount recognised is NOK 242 million.

The Group has also acquired some smaller enterprises. These are mainly a Sapa subsidiary, two companies bought by Krupskaya and some companies acquired by Orkla Eiendom. The total purchase price was NOK 570 million.

As a result of these acquisitions, the balance sheet has increased by NOK 1.8 billion in the addition to the subscribtion described above. The acquired companies entail only minor increases in the Group's results and sales.

NOTE 5 RELATED PARTIES

Orkla and Canica jointly bought Widerøveien 5 AS from SPDE in the third quarter. After the transaction, Orkla and Canica each own one-third of the company. There were no other special transactions between the Orkla Group and related parties per 31 December 2009. Orkla and the Canica system (largest Orkla shareholder with a holding of 23.3%) both own shares in certain companies.

The Orkla Group has provided a loan to Moss Airport Rygge (reported as a joint venture in which Orkla owns 40%) of NOK 40 million.

NOTE 6 OPTIONS AND TREASURY SHARES

A total of 6,525,000 options were issued in May 2009. The new options have a strike price of NOK 52.36, a life of six years, and are exercisable in the last three years. 1,160,000 options are exercised during the period. As of 31 December there were a total of 14,967,000 options outstanding.

The remaining part of the cash bonus programme was exercised (425,000) in 2009.

On 12 January and 12 March 2009 Orkla reduced its hedging position in a cash-settled financial derivative linked to the performance of the Orkla share price, equivalent to 800,000 underlying shares, to 600,000 underlying shares.

Orkla transferred on 16 December 2009 1,289,452 Orkla shares to own employees under the employee share purchase programme. The shares are sold with 25% discount. Orkla's total of treasury shares after this transaction are 9,857,815 shares.

Change in number of options:	
Outstanding number of options as of 1 January 2009	10.277.000
Granted during the period	6.525.000
Exercised during the period	(1.160.000)
Forfeited during the period	(675.000)
Outstanding number of options as of 31 December 2009	14.967.000

Change in treasury shares:	
Total as of 1 January 2009	11.917.888
Options exercised in treasury shares	(769.737)
Share pruchase programme for employees[1]	(1.290.336)
Total as of 31 December 2009	9.857.815

[1] The share programme for employees includes additional transfer of 884 shares from the 2008 programme in January 2009.

NOTE 7 ASSESSMENTS RELATING TO IMPAIRMENT

The Group has tested all goodwill and intangible assets with an indefinite useful life for impairment, primarily as of the end of the third quarter. Due to the weak global economic conditions, greater uncertainty is attached to the measurement than can be said to be normal, but the markets now appear to be turning around. The Group has concluded that the value of goodwill and intangible assets with an indefinite useful life is still intact. Sapa has faced challenging conditions, but the valuation carried out in connection with the swap of Elkem Aluminium ANS for Alcoa's minority interest in Sapa Profiles was based on anticipated weak results through 2009. Sapa Profiles' performance is in line with the assessments carried out in that process, as has been confirmed by new calculations. Thus the value of Sapa remains unchanged in the consolidated financial statements.

Goodwill and intangible assets with an indefinite useful life related to the areas to which some uncertainty may attach were tested for value impairment once again prior to preparing and presenting the annual financial statements. The tests are based on budgets and forecasts approved by senior management, and no further write-downs were taken as a result of this process.

In accordance with the Group's accounting principles, the Share Portfolio has been written down by NOK 1.2 billion as of 31 December 2009 (NOK 47 million in third quarter).

Orkla has, however, decided to use the market price on the balance sheet date as the accounting value of the shareholding in REC as long as the market price is lower than the Group's carrying associates-related value. This value was NOK 56.62 as at 31 December 2009, while the market price was NOK 44.75 per share. Isolated this entails an accounting charge of NOK 3,135 million in the fourth

quarter 2009. In the future, the accounting value will be adjusted upwards and downwards on the basis of the market price and the accounting effect will be shown on the line for associates.

Through the recognition of the Group's share of profit/loss, the investment in SPDF was adjusted downwards by NOK 103 million. The carrying value of the Group's stake in SPDF is NOK 616 million. The market value of the stake is NOK 389 million. The Group has carried out an assessment of the recoverable amount based on the utility value, which is assessed as higher than the market value. There is little trading in the share and the carrying value of the equity capital in SPDF is NOK 2.3 billion (as of 30 September 2009), which means that Orkla's 32.4% stake has a value of NOK 755 million. In 2010 the company changed its name to Fornebu Utvikling ASA.

NOTE 8 DISCONTINUED OPERATIONS

On 4 October 2009 the Boards of Directors of Orkla ASA and Elkem AS approved the agreements to sell the hydropower plants in Salten and Bremanger for a total of NOK 6,009 million. The Salten plant was sold for NOK 4,300 million and the Bremanger plant for NOK 1,709 million. The divested operations produce a total annual volume of 1.7 TWh, of which 1.5 TWh was owned by the Group. Elkem's power operations in Sauda and Borregaard's power plant in Sarpsborg have been retained. After thorough accounting assessment, the gains were recognised in the financial statements for 2009. Under the agreements, as of 31 December 2009, the buyer in fact has control of the companies and licensing and concession matters relating to the sale have essentially been clarified. The total gain of NOK 4.2 billion has been split up and is presented on two different lines. One line is included under operating profit and presents the gain on the sale of net assets, which amounts to NOK 3.1 billion, while deferred tax totalling NOK 1.1 billion in connection with the transaction is reversed on the line for tax. The claim arising from the sale is interest bearing, which means that, in line with the principles applied in Orkla's condensed cash flow, it has an effect on cash flow.

The agreement to swap the Group's 50% interest in Elkem Aluminium ANS for Alcoa's 45.45% interest in Sapa Profiles was finally completed on 31 March 2009. Orkla has reported NOK 993 million as the result of this transaction. The transaction is a swap in which the value of the operations has been fixed at USD 500 million after Orkla received NOK 450 million in a unilateral payment from Elkem Aluminium. The result consists of the following elements:

	1.1. – 31.12.	
Amounts in NOK million	**2009**	**2008**
Operating revenue	**498**	2,688
EBITA	**(102)**	(76)
Profit/loss before taxes	**(107)**	(76)
Profit/loss after taxes	**(107)**	(55)
Gain on sale	**1,116**	-
Tax on gain	**(16)**	-
Total discontinued operations	**993**	(55)

For Orkla Aluminium Solutions the transaction is reported as a gradual acquisition and the difference between the purchase price and the carrying value of the minority interest has been recognised in the balance sheet as goodwill in the amount of NOK 1.3 billion.

NOTE 9 OTHER MATTERS

In the legal dispute concerning the taxation of convertible bonds, the parties reached an out-of-court agreement prior to the district court case to the effect that the valuation of the RFC share at the time of conversion in March 2006 is to be reduced from NOK 81.50 to NOK 65 per share. In a new tax assessment decision for 2006, the Central Taxation Office for Large-Sized Enterprises (SfS) therefore reduced Elkem's tax by roughly NOK 189 million from the original amount of NOK 751 million. As a consequence of this agreement NOK 189 million have been repaid to Orkla. Although the valuation issue has now been resolved, Elkem still does not agree with the basis used to determine its tax liability and will continue to contest this matter in the courts. Even if Elkem's claim is not upheld in a final judgment, the disputed tax amount in the case has now been reduced to around NOK 562 million.

In connection with certain partly-owned companies under the Financial Investments business area, there are rights that may result in Orkla being obliged to buy all or parts of its co owners' interests in the companies. Any acquisition of such ownership interests will be effected at market value on the date of exercise of the rights.

So far Elkem Solar has received and recognised as income NOK 50 million in consequential loss insurance following the fire in July. The insurance case has not been concluded.

No other events have taken place after the balance sheet date that would have affected the financial statements or any assessments carried out.


ORKLA

Q4 and full-year results 2009

11 February 2010



Agenda

- Highlights and outlook
  Dag J. Opedal, CEO

- Financial performance
  Terje Andersen, CFO

- Orkla Aluminium Solutions and
  Orkla Materials
  Bjørn Wiggen, EVP

- Orkla Brands
  Torkild Nordberg, EVP


ORKLA

2009 in brief

ACHIEVEMENTS

- Operational
  - All time high EBITA
    Orkla Brands and Jotun (42.5%)
  - Lower break even levels for
    Orkla Alum. Solutions and Materials
  - Share Portfolio return > benchmark
- Structural
  - Asset swap with Alcoa
  - Sale of hydropower assets
  - Acquisition of Indalex
- Financial
  - Cash Flow from operations NOK 5.8 billion (vs. NOK 2.5 billion in 2008)
  - Net gearing 0.41 (vs. 0.55 in 2008)

CHALLENGES

- Revenues
  - Drop of 14 %
- EBITA / ROCE
  - Weak 1st half of 2009
- Solar
  - Both REC (39.7 %) and Elkem Solar faced challenges related to significant expansion projects and market imbalances


ORKLA

Comprehensive actions – EBITA improved through 2009

EBITA in NOK million


1 400
1 200
1 000
800
600
400
200
0
Q1
Q2
Q3
Q4
2008
2009


ORKLA

Comprehensive actions aimed to strengthen REC's (39.7%) and ES's positions in 2010/11

- Attractive solar PV market provided clear competitive advantage
  - Robust long term drivers
  - Growth for cost/quality/technology leaders
  - Market imbalances short term
- REC and Elkem Solar (ES) expected to complete major ramp-up phase 2009-2011
  - Dominant part of facilities under ramp-up (Moses Lake/Singapore/Herøya/Glomfjord) and (Kristiansand)
  - Significant internal improvement potential in transition from ramp-up to full operation/production
  - Revenue potentials will thus gradually increase
  - Short term challenges and risks


ORKLA

Short-term outlook

- Market outlook slightly firmer
  - Clear signs of stabilisation at a low level from mid-2009
  - Somewhat more positive underlying momentum in second half of 2009
  - No major trend-shifts expected in Q1 2010
  - Economic trends still uncertain


ORKLA

Dividend strategy- predictability and stability


0.80+5.00
0.90+1.00
0,19
0,23
0,27
0,32
0,39
0,41
0,50
0,60
0,65
0,68
1,50
2,00
2,25
2,25
2,25
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009*
Ordinary dividend
Special dividend

* Proposed by the Board of Directors


ORKLA

Financial performance

Terje Andersen, CFO


ORKLA

Financial highlights Q4-09

- Improved cost base increased profit in Q4
- EBITA NOK 1.1 billion vs NOK 1.0 billion in 2008, + 7 %
  - Strong quarter for Orkla Brands with profit growth of 9 %
- Markets still weak
  - Operating revenues -9 %
- Gain on sale of energy assets: NOK 4.2 billion (NOK 3.1 billion included in PBT)
- REC write-down NOK 3.1 billion


ORKLA

Brands and Sapa drive improvement vs. Q4-08

EBITA performance from Q4-08 to Q4-09
(figures in NOK million)



998
219
70
7
-164
-43
-18
1
1 070
Q4-08
Orkla Aluminium Solutions
Orkla Brands
Borregaard
Elkem ex. Solar
Elkem Solar
Orkla Financial Investments
Other
Q4-09

All figures in NOK million


ORKLA

Group income statement 2009

Amounts in NOK million

	2009	2008	Change
Operating revenues	**56 228**	**65 579**	-14 %
EBITA	**2 448**	**4 240**	-42 %
Amortisation intangibles	-213	-228	
Gain on sale of power assets*	3 066	-372	
Restructuring and significant impairment	-195	-1 282	
EBIT	**5 106**	**2 358**	
Associates	-3 919	2 189	
Dividends	252	473	
Gains and losses/write-downs Share Portfolio	584	-6 043	
Net financial items	- 952	- 992	
Profit before tax	**1 071**	**-2 015**	
Tax expenses	496	-895	
Profit for the period continuing operations	**1 567**	**-2 910**	
Discontinued operations	**993**	**- 55**	
Profit for the period	**2 560**	**-2 965**	
Minority interests' share of the profit/loss for the period	- 31	- 137	
Majority interests' share of the profit/loss for the period	2 591	-2 828	
Earnings per share diluted (NOK)	2,5	-2.8	

* Write-down inventories Sapa Profiles 2008


ORKLA

Strengthened financial position

- Improved cash flow from operations
- Capital contribution from sale of assets
- Managed the debt portfolio


ORKLA

Cash flow from operations exceeded EBITA for all business areas in 2009



5 802
3 269
2 793
2 533
1 715
1 125
436
-344
Orkla Brands
Orkla Aluminium Solutions
Orkla Materials
Orkla Industry division



EBITA
Cash flow from operations



ORKLA

Cash flow as of 31 Dec 2009

Amounts in NOK million

	31.12.2009	31.12.2008
Industry division:		
Operating profit	5 191	2 509
Amortisations, depreciations and write-downs	2 653	3 026
Gain on sale of power plants	-3 066	0
Changes in net working capital	2 197	- 721
Net replacement expenditure	-1 173	-2 271
Cash flow from operations	**5 802**	**2 543**
Financial items, net	-1 261	-1 611
Cash flow from Industry division	**4 541**	**932**
Cash flow from Financial Investments	**1 003**	**- 697**
Taxes paid	-1 402	-1 327
Other payments	25	143
Cash flow before capital transactions	**4 167**	**- 949**
Paid dividends	-2 354	-2 348
Net purchases of Orkla shares	94	- 561
Cash flow before expansion	**1 907**	**-3 858**
Expansion investment in Industry division	-1 765	-4 142
Sale of companies/shares of companies	5 914	1 317
Purchase of companies/share of companies	-3 282	-1 059
Net purchases/sale of portfolio investments	2 866	-1 829
Net cash flow	**5 640**	**-9 571**
Currency effects of net interest-bearing liabilities	1 936	-1 675
Change in net interest-bearing liabilities	**-7 576**	**11 246**
Net interest-bearing liabilitites	**19 848**	**27 424**


ORKLA

Equity ratio 51.7 %
Net gearing 0.41


NOK billion
60
54
48
42
36
30
24
18
12
6
0
-6
Net gearing
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0,0
-0,2
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Equity
Net interest-bearing liabilities
Net gearing


ORKLA

Managed the debt portfolio

NOK million

Average maturity
4.2 years

8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2021
■ Drawn amounts ■ Unutilised credit facilities


ORKLA

Orkla Associates and Orkla Financial Investments








ORKLA

Orkla Associates

REC

Amounts in NOK million

REC	Q4 2009	Q4 2008	Change
Revenues	2 676	2 380	12 %
EBITDA	567	936	-39 %
EBIT*	-1364	696	
Profit/loss before tax	-1 218	1 581	

* Including impairments of NOK 1 485 million

- Reference is made to www.recgroup.com


JOTUN

Amounts in NOK million

Jotun	1.1-31.8. 2009	1.1-31.8. 2008	Change
Revenues	7 811	6 739	16 %
EBIT	858	807	6 %
Profit before tax	782	792	-1 %

- Satisfactory performance in Q4
- Good markets in the Middle East, but weaker in Europe
  - Stronger NOK and late-cyclical markets Impacting negatively going forward


ORKLA

Orkla Financial Investments
Share Portfolio

- Market value of Share Portfolio NOK 11 billion
- Return on Share Portfolio in 2009 +39 %
- Increased net asset value
  - + NOK 0.7 billion in Q4
  - + NOK 2.7 billion in 2009



Portfolio
MSCI Nordic
OSEBX
S&P 500
2009
2007-2009 *
39,0 %
36,1 %
64,8 %
26,5 %
-4,0 %
-6,3 %
-5,5 %
-5,6 %

* Rolling 36 months



ORKLA



Orkla Aluminium Solutions

Bjørn Wiggen, EVP


ORKLA

A challenging year, but good cash flow performance

- Negative growth in the European and North American market of -23% and -19%* respectively
- Improved structure and operational performance despite declining markets
- Total Sapa Group pro-forma FTE reduction 3 760 from June 2008 to December 2009 (22%)
- Break-even levels significantly reduced
- Cash flow from operations + NOK 1.1 billion




ORKLA

* *Source: CRU Monitor, full-year figures are estimates*

The last four quarters have been stable - Year on year the market continues to decline

North America Extrusion Apparent Consumption



500
450
400
350
300
250
200
Thousand Tonnes
445
411
266
459
415
292
432
388
343
365
293
325
-35%
-30%
-12%
+11%
-8%
-10%
-10%
-20%
Q1
Q2
Q3
Q4

- 2007 full year consumption -14%
- 2008 full year consumption -11%
- 2009 full year consumption -19% (estimate)

European Extrusion Apparent Consumption



900
800
700
600
500
400
Thousand Tonnes
790
762
531
810
764
552
743
676
549
726
537
488
-31%
-28%
-19%
-9%
-4%
-6%
-9%
-26%
Q1
Q2
Q3
Q4

- 2007 full year consumption +4%
- 2008 full year consumption -11%
- 2009 full year consumption -23% (estimate)



2007
2008
2009



ORKLA

Source: European Aluminium Association, Aluminum Association, CRU Monitor

Comprehensive actions improved cost position

Fixed costs reduction 12 month run-rate NOK 500 million

Plants closed:

- Banbury
- Calgary
- Keystone Heights
- Louisville
- Morris
- Noblejas
- Parsons

Other structural actions:

- Catawba: Divested
- City of Industry: Cast house closed
- Harderwijk: Press line to be closed
- Industriservice: Divested
- Magnolia: Press line closed
- Vancouver: Paint line closed


ORKLA

Sapa has undergone a successful turn-around



EBITA performance, by quarter
343
364
92
-102
-342
-148
29
117
Q1 -08
Q2 -08
Q3 -08
Q4 -08
Q1 -09
Q2 -09
Q3 -09
Q4 -09


ORKLA

Solid cost management continues to improve profitability

- Significant contribution from cost efficiency programmes brought positive results in Q4
- Negative growth in Europe, positive in North America
- Continued strong markets for Heat Transfer, while Building Systems negatively impacted by poorer market conditions

Amounts in NOK million

Operating revenues	Q4 2009	Q3 2009	Q4 2008	Change Q4-Q4
Orkla Aluminium Solutions	**5 592**	**5 424**	**6 139**	-9 %
Sapa Profiles	4 189	4 120	4 774	-12 %
Sapa HT and BS	1 501	1 507	1 601	-6 %
Eliminations	- 98	- 203	- 236	
Operating profit - EBITA				
Orkla Aluminium Solutions	**117**	**29**	**- 102**	
Sapa Profiles	13	- 68	- 271	
Sapa HT and BS	104	97	169	-38 %
EBITA margin (%)	2,1	0,5	-1,7	


ORKLA

Outlook 2010

- Stabilising market demand for Profiles
- Initially negative trend for Building System
  - Time-lag in market demand reduces order intake
  - Cold weather in Europe postpones projects
- High focus on
  - Sustaining cost savings
  - Driving commercial excellence
  - Growth in Asia




ORKLA



Elkem


ORKLA

Improved break-even levels for Elkem

- Strong improvement in cash flow from operations (NOK 1.1 billion)
- Capacity utilisation at 69 % in Q4 for Silicon-related
- Silicon metal and carbon report positive profit growth, however weak growth for Foundry
- Lower prices and lower volumes for Elkem Energy, EBITA -25 %
- Ramp-up according to revised plan for Elkem Solar
  - EBITA - NOK 181 million in Q4

Amounts in NOK million

Operating revenues	Q4 2009	Q4 2008	Change
Elkem	**2 187**	**2 497**	**-12 %**
Energy	340	408	-17 %
Silicon-related	1 848	2 103	-12 %
Eliminations	- 1	- 14	
Operating profit - EBITA			
Elkem	**127**	**334**	**-62 %**
Energy	218	290	-25 %
Silicon-related ex. Elkem Solar	90	182	-51 %
Elkem Solar	- 181	- 138	
EBITA margin	**5,8**	**13,4**	


ORKLA

Hydropower going forward

- Part of the hydropower assets divested, the remaining assets have a production of 2.6 TWh* per year
- Expected EBITDA for Saudefaldene, NOK 200-250 million per year
- Water and snow reservoir levels at Saudefaldene lower than normal at the end of Q4
- From 1.1.2010, Elkem Energy and Borregaard Energy will be reported as Orkla Materials Energy

** Including 0.6 TWh in Borregaard*


ORKLA



Elkem Solar


ORKLA

Ramp-up according to revised plan

- Production in January 114 MT
- 2010 a ramp-up year
  - Ambition: Full capacity utilisation by end of 2010
- Main focus: Stabilising production and increasing capacity utilisation






ORKLA

2010 - a particularly difficult year

- **Overcapacity of solar grade silicon and overcommitted customers**
  - Broadening our customer base - One new contract signed
  - Ongoing dialogue with existing customers regarding 2010 deliveries

- **Project in relatively high-costs phase**
  - The cost base is dimensioned for full production
  - Depreciation costs slightly above NOK 300 million per year

- **Above plant costs total approx. NOK 150 million**
  - Mainly related to R&D
  - Important to keep up technological development in this phase


ORKLA

Well positioned longer term

- Ambitions of taking leading cost position
  - Mid USD 20 per kg*

- Quality approved by new customer



Elkem Solar plant, Kristiansand-Norway



*USD/NOK 6,50


ORKLA



Borregaard


ORKLA

Borregaard:
Progress for Chemicals in Q4

- Stronger results for lignin and speciality cellulose
  - Reduced cost level
  - Currency hedging off-sets stronger NOK
  - Price level largely maintained
- Lower profitability for the energy operations
  - Declining market prices and lower sales volume vs Q4-08
- Indications of more stable markets in 2010; however, stronger NOK will have negative impact on results

Amounts in NOK million

Operating revenues	Q4 2009	Q3 2009	Q4 2008	Change Q4-Q4
Borregaard	**984**	**963**	**1 104**	-11 %
Energy	65	68	71	-8 %
Chemicals	960	937	1 090	-12 %
Eliminations	- 41	- 42	- 57	
Operating profit - EBITA				
Borregaard	**86**	**128**	**79**	9 %
Energy	40	38	75	-47 %
Chemicals	46	90	4	
EBITA margin	8,7	13,3	7,2	


ORKLA


Big One
DOUBLE PEPPERONI
Nidar
Bergene Melk

Orkla Brands

Torkild Nordberg, EVP


ORKLA

Stable long term profit trend

12 months rolling EBITA



3 000
2 800
2 600
2 400
2 200
2 000
1 800
1 600
1 400
1 200
Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04 Q1-05 Q2-05 Q3-05 Q4-05 Q1-06 Q2-06 Q3-06 Q4-06 Q1-07 Q2-07 Q3-07 Q4-07 Q1-08 Q2-08 Q3-08 Q4-08 Q1-09 Q2-09 Q3-09 Q4-09


ORKLA

Strong results and underlying improvements in 2009

- Achieved a good EBITA result, NOK 2.8 billion
  - + 8 % compared with 2008
  - +1.0%-p EBITA margin
- Broad-based improvement despite difficult markets
  - Cost improvement programmes contribute in addition to price adjustments
- Strong cash flow from operations, NOK 3.3 billion vs. NOK 2.4 billion in 2008
- Important contribution from sales promotion (Fredagsmys) and new product launches in 2009; Smash!, Bergene Melk, new pizzas and Pierre Robert Young Collection Wool
  - Continued pressure on market shares
- Minor acquisitions and add-ons in limited M&A markets
- Positive early signs of growth focus and initiatives


ORKLA

Improved quality of earnings in Q4

- EBITA + 9 % in Q4
- Improved volume trend
  - Reduced price contribution
  - Improved volume/mix performance
  - Market shares stabilising
- Mixed trend in input costs vs. last year
- Cost improvement projects have delivered as planned

Amounts in NOK million

Operating revenues	Q4 2009	Q4 2008	Change
Orkla Brands	**6 324**	**6 741**	-6 %
Orkla Foods Nordic	2 658	2 792	-5 %
Orkla Brands Nordic	2 085	2 111	-1 %
Orkla Brands International	590	824	-28 %
Orkla Food Ingredients	1 078	1 108	-3 %
Eliminations Orkla Brands	- 87	- 94	
Operating profit - EBITA			
Orkla Brands	**874**	**804**	9 %
Orkla Foods Nordic	341	341	0 %
Orkla Brands Nordic	391	333	17 %
Orkla Brands International	57	53	8 %
Orkla Food Ingredients	85	77	10 %
EBITA margin (%)	**13,8**	**11,9**	


ORKLA

Outlook 2010

- Overall stable retail markets, soft volumes
- Demanding market conditions in Russia, Baltics, Out-of-Home channels and export
- Raw material prices expected in total to be neutral in EU, but increasing further in Russia, India and Norway


ORKLA

Important new launches in Q1 2010



Big One
RESTAURANT
Premium Pepperoni
Værsågod!
bare til deg!
FELIX
italia!
Rigatoni al Funghi
Rigatoni med Stekta champinjoner, Kyckling, Rosmarin & Svampsås
UTAN:
Krydderkake
Stratos
Dobbel








FELIX
TUORESALAATTI



Dots
DOBLE

ORKLA

Q&A

Dag J. Opedal, CEO

Torkild Nordberg, EVP

Bjørn Wiggen, EVP

Terje Andersen, CFO


ORKLA

Q&A

Dag J. Opedal, CEO

Torkild Nordberg, EVP

Bjørn Wiggen, EVP

Terje Andersen, CFO


ORKLA

Appendix


ORKLA

Financial calendar

25 March 2010	- Release of Annual Report 2009
22 April 2010	- Annual General Meeting
23 April 2010	- Share quoted ex. dividend
4 May 2010	- Dividend payment
5 May 2010	- First quarter 2010
21 July 2010	- Second quarter 2010
28 October 2010	- Third quarter 2010







Balance sheet as of 31 Dec 2009

Amounts in NOK million

	31.12.2009	31.12.2008
Intangible assets	14 731	17 301
Property, plant and equipment	24 694	26 368
Financial assets	15 922	18 331
Non-Current assets	**55 347**	**62 000**
Assets in discontinued operations		3 148
Inventories	7 531	9 564
Receivables	16 568	14 331
Share Portfolio etc.	11 087	11 445
Cash and cash equivalents	4 153	4 438
Current assets	**39 339**	**39 778**
Total assets	**94 686**	**104 926**
Paid-in equity	1 995	1 993
Earned equity	46 560	45 390
Minority interests	370	2 686
Equity	**48 925**	**50 069**
Provisions	4 339	5 233
Non-current interest-bearing liabilities	29 042	29 598
Current interest-bearing liabilities	1 746	3 654
Liabilities in discontinued operations		665
Other current liabilities	10 634	15 707
Equity and liabilities	**94 686**	**104 926**
Equity to total assets ratio	51,7 %	47,7 %
Net gearing	0,41	0,55


ORKLA

Group income statement Q4-09

Amounts in NOK million

	Q4 2009	Q4 2008	Change
Operating revenues	**15 040**	**16 492**	-9 %
EBITA	**1 070**	**998**	7 %
Amortisation intangibles	-60	-70	
Gain on sale of power assets*	3066	-372	
Restructuring and significant impairment	-91	-1248	
EBIT	**3 985**	**- 692**	
Associates	-3 516	284	
Dividends	13	16	
Gains and losses/write-downs Share Portfolio	337	-3 537	
Net financial items	- 209	- 446	
Profit before tax	**610**	**-4 375**	
Tax expenses	588	57	
Profit for the period continuing operations	**1 198**	**-4 318**	
Discontinued operations	**0**	**- 101**	
Profit for the period	**1 198**	**-4 419**	
Minority interests' share of the profit/loss for the period	28	- 268	
Majority interests' share of the profit/loss for the period	1 170	-4 151	
Earnings per share diluted (NOK)	1,1	-4,1	

* Write-down inventories Sapa Profiles 2008


ORKLA

Currency translation effects

Amounts in NOK million

Revenues	Q4-09	per Q4-09
Orkla Brands	-384	-207
Orkla Aluminium Solutions	-371	802
Elkem	-158	30
Borregaard	-20	97
Total	**-933**	**722**

EBITA	Q4-09	per Q4-09
Orkla Brands	-48	-34
Orkla Aluminium Solutions	-12	-82
Elkem	-3	11
Borregaard	-1	3
Total	**-64**	**-102**


ORKLA

Largest holdings in the Share Portfolio

Market value *in NOK million*

per 31 Dec 2009

Principal holdings	Industry *	Market value	Share of portfolio (%)	Share of equity (%)
Tomra Systems	Industrials	637	6 %	15,3 %
Rieber & Søn	Food & Beverage	503	4 %	16,0 %
Amer Sports	Consumer Discretionary	397	4 %	5,7 %
Elekta B	Health Care Equipment	358	3 %	2,8 %
Telenor ASA	Telecom operators	294	3 %	0,2 %
Enter Select	Mutual Fund	270	2 %	0,0 %
Kongsberg Gruppen	Aerospace & Defence	265	2 %	2,5 %
Schibsted	Consumer Discretionary	253	2 %	1,8 %
Network Norway AS	Telecom operators	246	2 %	26,2 %
AstraZeneca SEK	Pharmaceuticals	244	2 %	0,1 %
Total principal holdings		3 468	30,9 %	
Market value of entire portfolio		**11 037**		

* Based on Gics Level 1


ORKLA

Financial items


ORKLA

Net financial items

Key figures *in NOK million*

	Q4-09	Q4-08	Full year 2009	Full year 2008
Net interest expenses	-186	-370	-883	-977
Currency gain/loss	14	-49	15	-49
Other financial items, net*	-37	- 27	- 84	34
Net financial items	**-209**	**-446**	**-952**	**-992**


ORKLA

Debt maturity profile

NOK million

Average maturity
4.2 years

8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0

2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2021

■ Drawn amounts ■ Unutilised credit facilities


ORKLA

Net gearing 0.41 as of Q4-09


NOK billion
60
54
48
42
36
30
24
18
12
6
0
-6
Net gearing
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0,0
-0,2
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
Equity
Net interest-bearing liabilities
Net gearing


ORKLA

Funding Sources



Unutilised credit facilities 26 %
Bonds and CP 28 %
9.4
10.0
16.5
Banks 46 %

Figures in NOK billion



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